Exhibit 99.1

Highlights of continuing operations for the three months ended June 30, 2014 included:

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Gross customer additions of 441,000 driven by strong Commercial sales, up 21% compared to the previous record 364,000 in the first quarter of fiscal 2014. The most customers ever signed by the Company in a quarter.

•	Net customer additions of 127,000 in the first quarter versus net additions of 188,000 for all of fiscal 2014. Customer base up 5% year over year to 4.5 million.

•	Overall gross margin of $123.4 million, up 16%.

•	Base EBITDA from continuing operations of $30.2 million, up 46%. Base Funds from continuing operations of $15.6 million, up 50%.

•	First quarter results are consistent with published annual guidance Base EBITDA range of $163 million to $173 million for fiscal 2015.

•
National Home Services, Just Energy’s water heater and HVAC rental business, was sold in June for $505 million, subject to certain potential adjustments at closing including working capital balances, with closing expected later this year. The net proceeds of the transaction will be applied to reduce Company debt.

Message from the Co-Chief Executive Officers

Fellow Shareholders,

We are very pleased with our financial and operational results during the first quarter, which represents a strong start to our fiscal year. We exceeded our growth and profitability expectations and have laid a solid base for the remainder of fiscal 2015 and beyond. Our 46% Base EBITDA growth and 50% Base Funds from operations growth provide evidence that our business is still growing and generating solid returns. As we’ve said previously, we remain committed to enhancing our balance sheet by reducing our debt levels and refocusing our portfolio towards our core business. During the quarter we executed against this initiative, announcing the sale of NHS, with the intent to utilize the net proceeds from the sale to reduce its debt. We are focused on growing our business through innovative energy products that provide our customers with enhanced value.

We saw considerable momentum with net customer additions of 127,000 which compares to 188,000 customers added during all of fiscal 2014. Record new customers signed and strong net customer additions are a very positive trend reflecting a promising market environment for Just Energy’s products. Natural gas price volatility combined with market expectations for higher electricity prices have focused customers on their energy options for the future. Our product suite directly addresses these concerns and market receptivity is the best we have seen in years.

At year end, Just Energy provided guidance which, after the sale of National Home Services and Hudson Energy Solar, projected Base EBITDA in a range of $163 million to $173 million for fiscal 2015.

We are very pleased to say that the trends seen in the first quarter shows we are on pace to achieve our guidance for fiscal 2015.

For the three months ended June 30	Fiscal 2015	Fiscal 2014	% increase (decrease)
(Millions of dollars except where indicated and per share amounts)
Sales	$821.0	$728.1	13%
Gross margin	123.4	105.9	16%
Administrative expenses	33.0	29.8	11%
Selling & marketing expenses	55.2	50.8	9%
Finance costs	18.8	16.9	11%
Profit from continuing operations	(45.7)	(39.6)
Profit (loss) from discontinued operations	6.8	(2.2)
Profit	(38.9)	(41.8)
Earnings per share from continuing operations - basic	(0.32)	(0.28)
Earnings per share from continuing operations - diluted	(0.32)	(0.28)
Dividends/distributions	30.9	30.8	1%
Base EBITDA from continuing operations	30.2	20.7	46%
Base Funds from continuing operations	15.6	10.4	50%
Payout ratio on Base Funds from continuing operations	198%	296%
Embedded gross margin	1,685,600	1,691,400	-
Total customers (RCE's)	4,537,000	4,302,000	5%

Adding Customers

Customer additions in the first quarter were 441,000, the highest total in Just Energy’s history and up 21% from the previous record 364,000 in the first quarter of fiscal 2014. The overall customer base grew to 4.5 million, up 5% from a year earlier.

New additions were generated from all sales channels led by 276,000 new commercial customers, up 43% from the 193,000 added in the first quarter of fiscal 2013. Consumer additions totaled 165,000, down slightly from 171,000 added in the prior comparable quarter.

Customer Aggregation
	April 1,				Failed to	June 30,	% increase	June 30,	% increase
	2014	1	Additions	Attrition	renew	2014	(decrease)	2013	(decrease)
Consumer Energy
Gas	747,000		46,000	(49,000)	(10,000)	734,000	(2)%	785,000	(6)%
Electricity	1,198,000		119,000	(79,000)	(30,000)	1,208,000	1%	1,207,000	-
Total Consumer	1,945,000		165,000	(128,000)	(40,000)	1,942,000	-	1,992,000	(3)%
Commercial Energy
Gas	204,000		13,000	(8,000)	(5,000)	204,000	0%	213,000	(4)%
Electricity	2,261,000		263,000	(17,000)	(116,000)	2,391,000	6%	2,097,000	14%
Total Commercial	2,465,000		276,000	(25,000)	(121,000)	2,595,000	5%	2,310,000	12%
Total Energy Marketing RCEs	4,410,000		441,000	(153,000)	(161,000)	4,537,000	3%	4,302,000	5%

1The balances at April 1, 2014 have been adjusted for customers who have either grown above 15 RCEs (became a Commercial customer} or have fallen below 15 RCEs (became a Consumer customer) during fiscal 2014.  At the beginning of each fiscal year, Just Energy will adjust the opening balances to reflect any changes in allocation of customers between the Consumer Energy and Commercial Energy divisions as a result of increases or decreases in annual consumption.

Maintaining Customers

The combined attrition rate for Just Energy was 16% for the trailing 12 months ended June 30, 2014, an increase from the 12% overall rate reported a year prior and up from 15% in the fourth quarter of fiscal 2014. The attrition in the Consumer Energy division’s markets increased from 22% to 28% (up from 27% in the fourth quarter of fiscal 2014). Commercial division attrition increased by 1% to 6% for the trailing 12 months ended June 30, 2014 (flat with the 6% for the fourth quarter of fiscal 2014). The Company continues to focus on maintaining its profitable customers and ensuring that variable rate customers meet base profitability profiles even if this results in higher attrition.

Reducing attrition is and will remain a key driver of the Company’s financial success. Consumer attrition rates tracked higher over the past year and remain high. This has been highly correlated to “bill shock” as consumers on fixed prices saw consumption rise sharply in during the cold period last winter resulting in much higher than expected bills. Current gas price volatility and expectations for higher electricity prices should both contribute to a return of attrition to historical levels.

Renewal rates have been steady with Consumer renewals at 75%. This indicates a general level of satisfaction with the Company’s products and services. Commercial renewals were down slightly to 63% from 65% a year earlier. Commercial renewals are often subject to competitive bids and will inevitably be more volatile than consumer renewals. Overall management sees stability in renewals at around current levels.

Profitability

Just Energy showed markedly higher operating results compared to the strong first quarter of fiscal 2014.  Note that all comparisons to prior periods exclude the results of National Home Services and Hudson Energy Solar due to their current classification as discontinued operations. Gross margin for the quarter was $123.4 million, up 16% from $105.9 million in fiscal 2014. Base EBITDA from continuing operations was $30.2 million, up 46% from $20.7 million in the prior comparable period. Base Funds from continuing operations were $15.6 million, up 50% from $10.4 million a year earlier. Given that the first quarter is the lowest consumption quarter of the year, Base EBITDA from continuing operations remains well on track to meet or exceed the Company’s published guidance range $163 million to $173 million for fiscal 2015. The results of the first quarter are in line with a targeted payout ratio of less than 100% for the fiscal year.

The following factors drove quarterly profitability:

•	The 5% year over year growth in customers led to a 16% increase in gross margin. This is despite the fact that 63% of new customers added in the quarter were lower margin Commercial customers.

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Despite the 3% decrease in the Consumer customer base, Consumer margin rose 28%. Consumer customers added or renewed in the first quarter were at higher margins ($184 per year) than the margin on customers lost ($178 per year).

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Commercial division margins declined 6% despite a 12% increase in customers. Margins on new and renewed customers were $66 the same as a year earlier and $80 per year on customers lost during the period. The lower margins are a function of aggressive competition in U.S. markets. While less profitable than in the past, commercial customers continue to generate margins more than double annual aggregation costs ensuring a continued high level of profitability within the business segment.

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The 11% increase in administrative expenses reflects the 5% increase in customer base. The guidance provided by management for fiscal 2015 anticipated administrative costs growing more rapidly than margin for the year. Costs to administer the new U.K. office and increased legal expenses were the major expected contributors to this increase.

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Selling and marketing expenses, which consist of commissions paid to independent sales contractors, brokers and independent representatives as well as sales-related corporate costs, were $55.2 million, an increase of 9% from $50.8 million in the first quarter of fiscal 2014. This was lower than the 21% increase in customers added as 63% of those were Commercial division customers with lower annual aggregation costs. There are also a growing number of Consumer division customers generated by affinity and Internet marketing programs where commissions are paid on a residual basis as the customer flows. This would tend to slightly decrease current period average costs but will increase future period average costs in comparison as commissions will be paid on customers that have already been counted in customer aggregation totals.

•	The bad debt expense amounted to 2.4% of relevant sales, up from 2.2% in the first quarter of fiscal 2014, and within the target range of 2%-3%.

•	Financing costs were $18.8 million for the quarter, up from $16.8 million in the prior comparable period. The increase reflects the impact of the issuance of the US$150 million convertible debentures.

The first quarter is the quarter least impacted by weather and is seasonally the slowest quarter for generating cash flow. That said, profitability shown in the quarter reflects strong year over year growth, and is consistent with the guidance provided by the Company for fiscal 2015 Base EBITDA.

Dividends for the quarter were $0.21 per share. The payout ratio on Base Funds from continuing operations based on the $0.84 annual dividend paid in the seasonally slowest quarter was 198% versus 296% a year earlier. The payout ratio includes all dividends paid but excludes base FFO contributions from NHS (sold with closing expected later this year) and HES (held for sale).

The Payout ratio, pro forma based on the newly announced $0.50 annual dividend level following the announcement of the sale of NHS (which had generated approximately 25% of the Company’s Base EBITDA), would have been 112%.

Sale of NHS

On June 4, 2014, Just Energy announced an agreement to sell the shares of National Energy Corporation (which operates under the name National Home Services), its water heater and HVAC rental unit to Reliance Comfort Limited Partnership (“Reliance”). Reliance is a Canadian supplier of heating, cooling and water heater rental services.

The agreement calls for a selling price of $505 million subject to certain potential adjustments at Closing including working capital balances.  Additionally, as conditions of Closing, Just Energy must repay all outstanding NHS borrowings and payout the remainder interest in a royalty agreement. The sale is contingent upon approval of the Canadian Competition Bureau and consents of Just Energy lenders.

After the repayment of NHS debt, the buy-out of the royalty interest, taxes and transaction costs, the Company expects to utilize the net proceeds from the sale to reduce its debt. The total debt reduction following Closing is expected to be approximately $400 million, including the repayment of NHS debt.

Outlook

The first quarter of fiscal 2015 showed higher than expected gross and net customer additions, sales, gross margin, Base EBITDA and Base Funds from continuing operations. Management remains confident that Just Energy will realize its $163 million to $173 million Base EBITDA guidance range for the year.

Net additions and relevant margins are the main driver of expected Base EBITDA growth in the year following the additions. Residential customers added generate effectively no EBITDA in the first year as the cost of their aggregation is expensed in that period. Following periods have full margin and no aggregation cost to offset. The low single digit Base EBITDA growth forecast for fiscal 2015 is based on the 188,000 net additions seen last year.

Debt reduction remains a clear priority of management. The Company has a long-term target ratio of no more than 4 times Base EBITDA to total debt.  As at June 30, 2014, the ratio was 4.6 times, down from a ratio of 5.8 times a year earlier largely due to the exclusion of NHS and HES debt. Management expects continued reductions in debt based on a lower than 100% payout ratio going forward.

Just Energy retains a strong interest in participating in the sale of solar energy to residential homeowners. The Company is exploring methods of offering residential solar without incurring material additional debt. The Company will provide shareholders with regular updates as to progress as it continues to review possible options for entry into this market.

Overall, we believe the first quarter showed solid growth and profitability and represents an excellent start to fiscal 2015. We added more customers than we ever have in a quarter both on a gross and a net basis. Our strong Base EBITDA growth puts us in a position to meet our guidance. We expect to finish the year with a much stronger balance sheet through the sale of NHS giving us a solid base for our Company in the future. We want to thank the Just Energy team for their efforts during the quarter.

Yours sincerely,

Deb Merril	James Lewis
Co-Chief Executive Officer	Co-Chief Executive Officer

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